

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

June 15, 2017

<u>Via E-mail</u>
Kathleen Chien
Chief Operating Officer and Acting Chief Financial Officer
51job, Inc.
Building 3
No. 1387, Zhang Dong Road
Shanghai 201203
People's Republic of China

       Re: 51job, Inc.
               Form 20-F for Fiscal Year Ended
               December 31, 2016
               Filed March 31, 2017
               File No. 000-50841

Dear Ms. Chien:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

<u>Form 6-K filed May 5, 2017</u>

<u>Exhibit 99.1</u>

1. We note you provide certain non-GAAP guidance on page 3. In future earnings releases, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 100(a)(2) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or the undersigned at 202-551-3438 if you have questions regarding our comment.
.

Sincerely,

/s/ Robert F. Teleiwcz, Jr.

Robert Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities